UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

On January 2, 2008, a supplement to the Information Circular (the “IC”) relating to the Registrant’s offer to purchase any and all of the ordinary shares of Cosmote Mobile Telecommunications S.A. (“Cosmote”) that are not already owned, directly or indirectly, by the Registrant, at a price of €26.25 per ordinary share (the “offer”) was posted on the Registrant’s website (www.ote.gr) and on the website of the Athens Stock Exchange (www.ase.gr).  Distribution of hard copies of the supplement to the IC will commence in Greece on January 3, 2008.  The Registrant previously furnished the IC to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K dated December 4, 2007.

An English language version of the supplement to the IC is attached as Exhibit 99.1 hereto.

As previously disclosed, Cosmote’s ordinary shares are listed on the Athens Stock Exchange and (in the form of Global Depositary Receipts) on the London Stock Exchange.  The Registrant is extending the offer to U.S. holders of Cosmote ordinary shares pursuant to the “Tier 2” exemption afforded by Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended.  The acceptance period of the offer started on Tuesday, December 4, 2007, at 8:00 a.m. (Greek time) and will end on Tuesday, January 29, 2008, at 14:30 p.m. (Greek time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: January 2, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer

Exhibit 99.1

English language version of the supplement to the Information Circular, dated

    December 27, 2007.

INFORMATION CIRCULAR SUPPLEMENT REGARDING

A VOLUNTARY PUBLIC TENDER OFFER

BY

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

THE SHAREHOLDERS OF

COSMOTE MOBILE TELECOMMUNICATIONS S.A.

FOR THE PURCHASE OF

ALL THE COMMON SHARES OF

COSMOTE MOBILE TELECOMMUNICATIONS S.A.

IN CONSIDERATION OF

EUR 26.25 PER SHARE

THE OFFEROR'S ADVISOR

THE TENDER AGENT

27 December 2007

The Hellenic Capital Market Commission approved the contents of this Supplement, pursuant to the Decision of its Board of Directors dated 27 December 2007, in accordance with article 11, paragraph 4 of Law 3461/2006 (“Implementation into National Law of Directive 2004/25/EC on takeover bids”). This document constitutes a supplement of the Information Circular dated 29.11.2007 which was approved by the Board of Directors of the Capital Market Commission and constitutes an integral part thereof.

INTRODUCTION

1.

This document constitutes a supplement to the Information Circular (as defined below) dated 29.11.2007 which has been approved by the Board of Directors of the Capital Market Commission. Capitalized terms and expressions or a combination thereof defined in the Information Circular will have the same meaning throughout this documents, unless otherwise defined or the context otherwise requires.

2.

This document was prepared due to a change in the number of the New Shares (as defined below), as derived from the Company’s announcement dated 11.12.2007, pursuant to which of the stock options granted to executives of COSMOTE’s group in 2004, 2005 and 2006, 1,178,570 stock options have been vested and may be exercised in December 2007, namely within the Acceptance Period, of which 1,165,070 were vested during the current year, whilst 13,500 were vested in 2006. More specifically, such change is that the term “New Shares” defined in the Information Circular included up to 1,165,070 Shares that may be issued within the Acceptance Period as a result of the exercise of an equal number of stock options, which were vested during the current year, as derived from the Company’s announcement published on the web site of the ATHEX on 23.11.2007, and did not include the additional up to 13,500 Shares that may be issued within the Acceptance Period as a result of the exercise of an equal number of stock options, which were vested in 2006, according to the Company’s announcement dated 11.12.2007.

3.

This document includes only those paragraphs of the Information Circular which are being amended due to the above change. The relevant amendments to the Information Circular are set out in italics and in bold. In addition, in section 1 (DEFINITIONS) of this document certain of the definitions set out in the Information Circular are repeated for the readers’ convenience. Finally, the updated statement of the Advisor required under article 12 of the Law is set out in section 3 hereof.

4.

For the rest, the remainder of the Information Circular still applies.

CERTIFICATE OF THE PERSONS RESPONSIBLE FOR DRAFTING THE SUPPLEMENT

According to article 11, para. 1, point (e) of Law 3461/2006 on “Implementation of Directive 2004/25/EC on takeover bids into national law”, Messrs Iordanis Aivazis and Christini Spanoudaki, as authorised representatives of the Offeror and persons responsible for drafting this Supplement, hereby certify that this Supplement is complete and accurate in all material respects without any omissions which could alter its contents and the substance of the Tender Offer.

Signature:

__________________

Name:

Iordanis Aivazis,

Chief Operating Officer*

Signature:

__________________

Name:

Christini Spanoudaki,

Chief Financial Officer*

CERTIFICATE OF THE ADVISOR

In accordance with article 12 of the Law, Merrill Lynch International, a company established in England and Wales, having its registered office in the United Kingdom (2, King Edward Street, London EC1A 1HQ) and which is authorized under the Investment Services Directive (93/22/EEC) to provide in Greece the services referred to in article 2 para. 1 of Law 2396/1996 and supervised by the Financial Services Authority in the United Kingdom, countersigns this Supplement, which was drafted by the Offeror, and certifies, following appropriate due diligence, that the content of this Supplement is accurate.

For and on behalf of Merrill Lynch International

Signature:

______________

Name:

Pantelis Lekkas,

Director*

* The original text of this document on which the original signatures were affixed has been submitted to the Capital Market Commission.

1.

DEFINITIONS

Capitalized terms and expressions or a combination thereof defined below will have the same meaning throughout this document, unless otherwise defined or the context otherwise requires.

Tender Offer means the present voluntary Tender Offer to all holders of Shares, which is being made by the Offeror in accordance with the Law.

CMC means the public law entity under the name “Capital Market Commission” having its seat in Athens (1, Kolokotroni & Stadiou Str.).

Company or COSMOTE means the Greek société anonyme under the name “COSMOTE MOBILE TELECOMMUNICATIONS S.A.”.

Shares means all common registered shares of the Company, each having a nominal value of €0.47, together with all present and future rights and claims which, in accordance with the articles of association of the Company and the law, are incorporated into, transferred, associated with or derive therefrom.

Tender Offer Shares means (a) all Shares that the Offeror did not hold, directly and indirectly, as at the Date of the Tender Offer, namely 107,695,259 Shares, representing approximately 32.17% of the total paid-up share capital and voting rights of the Company as at that date, and (b) the New Shares.

New Shares means those Shares that may be issued and admitted to trading on the ATHEX until the end of the Acceptance Period, following the exercise by the beneficiaries of stock options to acquire shares in the Company, up to a maximum of 1,178,570 shares, as set out in the Company’s announcements published in the web site of the ATHEX on 23.11.2007 and on 11.12.2007, which would represent approximately 0.35% of the Company’s share capital and voting rights at the date of issuance.

Law means Law 3461/2006 on “Implementation of Directive 2004/25/EC on takeover bids into national law” (GGB A’ 106/30/06/2006).

Information Circular means the information circular prepared by the Offeror in relation to the Tender Offer, approved by the Board of Directors of the CMC on 29.11.2007 and published on 4.12.2007, in accordance with the Law.

Offer Price means €26.25 which the Offeror proposes to pay per Tender Offer Share.

Offeror or OTE means the société anonyme under the name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” and the distinctive title “OTE S.A.”.

Advisor means Merrill Lynch International (or “Merrill Lynch”) which is acting as advisor of the Offeror in respect of the Tender Offer, in accordance with Article 12 of the Law.

Supplement means this document supplementing the Information Circular.

2.

SUPPLEMENTS TO THE INFORMATION CIRCULAR

2.1

Paragraph 2.1 (Tender Offer) of the Information Circular is supplemented and restated as follows:

“2.1

The Tender Offer

The société anonyme under the name “HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.” and the distinctive title “OTE S.A.” addresses the Tender Offer to the Shareholders of the société anonyme under the name “COSMOTE MOBILE TELECOMMUNICATIONS S.A. As at the Date of the Tender Offer, the Shares are listed and traded on the “Big Capitalization” category of the “Securities Market” of ATHEX.

The Tender Offer is being made in accordance with the Law and the terms set out in this Information Circular.

As at the Date of the Tender Offer, the Offeror held directly 225,310,294 and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 227,086,941 Shares, representing approximately 67.83% of the Company’s total share capital and voting rights as at that date.

As at the Date of the Tender Offer, the Tender Offer Shares amounted to 107,695,259 Shares, representing approximately 32.17% of the Company’s paid-up share capital and voting rights as at that date, plus the New Shares, namely up to 1,178,570 Shares, to the extent that they are issued and admitted to trading on the ATHEX until the end of the Acceptance Period. The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.

The Offeror will be acquiring itself Shares through the market or otherwise until the end of the Acceptance Period at a price per Share which shall not exceed the Offer Price. These purchases will be notified to the CMC and published in the Daily Official List of ATHEX within three trading days from the relevant trades, in accordance with article 24, para. 2 of the Law in conjunction with Law 3556/2007. Such purchases will be made outside the United States of America.

More specifically, from the Date of the Tender Offer until and including 26.11.2007, the Offeror acquired in aggregate 68,040,309 Shares, representing approximately 20.33% of the Company’s share capital and voting rights as at that date.  Consequently, as at 26.11.2007, the Offeror held directly 293,350,603 Shares and indirectly (through a custodian) 1,776,647 Shares, namely in aggregate 295,127,250 Shares, representing approximately 88.156% of the Company’s total share capital and voting rights as at that date.

Moreover, the Advisor, which does not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, does not intend to act on behalf of, for the benefit of or otherwise in co-operation with the Offeror in the purchase of Shares from the date of announcement of the Tender Offer until the end of the Acceptance Period. The Advisor may, however, purchase or sell Shares as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of announcement of the Tender Offer until the end of the Acceptance Period. The Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror any Shares purchased in the context of the above activities or in connection with the exercise of the voting rights attached thereto. Furthermore, the Advisor has not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror the 633,526 Shares representing approximately 0.19% of the Company's share capital and voting rights and held by the Advisor in its own name and behalf or in connection with the exercise of the voting rights attached thereto. The Advisor, however, may sell or tender such Shares to the Offeror, like any other shareholder of the Company.”

2.2

Paragraph 2.5 (The Tender Offer Shares) of the Information Circular is supplemented and restated as follows:

“2.5

The Tender Offer Shares

This Tender Offer is being made so that the Offeror acquires the Tender Offer Shares which, as at the Date of the Tender Offer, were equal to 107,695,259 Shares and represented approximately 32.17% of the total paid-up share capital and the voting rights of the Company as at that date, plus the New Shares, namely up to 1,178,570 Shares, to the extent that they are issued and admitted to trading on the ATHEX until the end of the Acceptance Period.

The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.”

2.3

Paragraph 3.9 (Certificate of Merrill Lynch International Bank Limited) of the Information Circular is supplemented and restated as follows:

“3.9

Certificate of Merrill Lynch International Bank Limited

As required under art. 9 par. 3 point (a) of the Law 3461/2006, Merrill Lynch International Bank Limited, London Branch which is an E.U. credit institution, regulated by the Irish Financial Services Regulatory Authority has issued the following certification:

“In accordance with article 9 paragraph 3 of Greek Law 3461/2006 and for the purposes of an all-cash voluntary public tender offer (the “Tender Offer”) to be made by OTE S.A. (the “Offeror”) to the shareholders of COSMOTE S.A., (the “Company”), Merrill Lynch International Bank Limited, London Branch being a credit institution established in the Republic of Ireland and regulated by the Irish Financial Services Regulatory Authority, hereby certifies that, assuming all shareholders of the Company were to accept the Tender Offer and transfer their shares therein to the Offeror, the Offeror has the necessary wherewithal to pay in full:

(a)

€2,857,938,011.25, being equal to the product of the number of the Company’s shares to which the Tender Offer relates, including up to 1,178,570 new shares that the Company may issue until the end of the Acceptance Period as a result of the exercise of stock options, multiplied by the offer price of 26.25 Euro per share, and

(b)

€4,572,700.82, corresponding to the 0.16% duties payable by the Offeror to the Hellenic Exchanges S.A. (“HELEX”), pursuant to article 7, paragraph 3 of the decision 153/18.12.2006 of the Board of Directors of HELEX, in connection with the registration of the off-exchange transfer of the shares in the Company tendered to the Offeror by the Company’s shareholders.

However, in no case does Merrill Lynch International Bank Limited provide any guarantee (within the meaning of Art. 847 et seq. of the Greek Civil Code) for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer.”

2.4

Paragraph 3.12 (The Shares which are subject to the Tender Offer) of the Information Circular is supplemented and restated as follows:

“3.12

The Shares which are subject to the Tender Offer

This Tender Offer relates to the acquisition of all Tender Offer Shares, which as at the Date of the Tender Offer amounted to 107,695,259 Shares and represented approximately 32.17% of the total paid-up share capital and the voting rights of the Company as at that date, plus the New Shares, namely up to 1,178,570 Shares, to the extent that they are issued and admitted to trading on the ATHEX until the end of the Acceptance Period.

The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien.”

3.

CERTIFICATE OF THE ADVISOR

This Tender Offer is an all-cash public tender offer. For this reason, the credibility of this Tender Offer depends on the Offeror's capacity to pay the Offer Price to the Accepting Shareholders and on the measures taken by the Offeror for the settlement of the Tender Offer. The Offeror intends to finance the payment of the Offer Price through funds deriving from an inter-company loan between the Offeror as borrower, and its 100% subsidiary, OTE Plc, as lender. In turn, OTE Plc will finance such loan through funds that are being drawn under a credit facility agreement between OTE Plc, as borrower, OTE S.A., as guarantor and a syndicate of international banks, as lenders.

The bank, Merrill Lynch International Bank Limited, London Branch has certified that the Offeror has the necessary wherewithal for the payment of the Offer Price to the Accepting Shareholders, namely 2,862,510,712.07 Euros (which includes the amount corresponding to the 0.16% duties in favor of HELEX in respect of the registration of the off-the-exchange transfer of the Tendered Shares). Moreover, the Offeror has entered into an agreement with the National Bank, appointing it as the Tender Agent in order to ensure due completion of the Offer and payment of the Offer Price. Therefore, we consider that the Offeror has taken all appropriate measures, through:

(1)

the appointment of the National Bank as the Tender Agent within the meaning of article 18 par. 1 of Law 3461/2006 and

(2)

the issuance of the certificate by Merrill Lynch International Bank Limited, London Branch certifying that the Offeror has the necessary wherewithal for the payment of the Offer Price and the due completion of the Tender Offer, in accordance with the terms and conditions set out in the Information Circular, as supplemented by this Supplement, and subject to the occurrence of no force majeure event.

Finally, Merrill Lynch International countersigns this Supplement, which was drafted by the Offeror, and certifies, following appropriate due diligence, that its content is accurate.

Athens, 27 December, 2007

For and on behalf of OTE S.A.

________________________

Iordanis Aivazis

Chief Operating Officer*

Christina Spanoudaki

Chief Financial Officer*

For and on behalf of

MERRILL LYNCH INTERNATIONAL

_____________________________

Pantelis Lekkas

Director*

* The original text of this document on which the original signatures were affixed has been submitted to the Capital Market Commission.